Exhibit 99.01

CERIDIAN CORPORATION
PERSONAL INVESTMENT PLAN
1995 REVISION

Tenth Declaration of Amendment

Pursuant to the retained power of amendment contained in Section 10.2 of the Ceridian Corporation Personal Investment Plan – 1995 Revision, the undersigned hereby amends the Plan in the manner set forth below:

1.	Section 8.1 (A)(1) is amended to read as follows:

(1) If the aggregate vested balance of the Participant’s Accounts at the time of the distribution is not more than $5000, distribution to the Participant will be made as soon as administratively practicable following the Participant’s termination of employment or, if the Participant’s employment has not terminated, following the date on which the Participant attains age 70-1/2.

2.	Section 8.1 (A)(2) is amended to read as follows:

(2) Except as provided in clause (1), distribution to the Participant of his or her vested Account balances will be made on or as soon as administratively practicable after the Administrator receives the Participant’s properly completed distribution request, but in no case later than the earlier of (a) the sixtieth day after the Plan Year during which the Participant terminates employment or attains age 65, whichever is later, unless the Participant elects to defer the distribution pursuant to Subsection (B) and (b) April 1 of the calendar year after the calendar year during which the Participant attains age 70-1/2.

3.	Section 8.1 (B) is amended to read as follows:

(B) Subject to the provisions of the other subsections of this section, a Participant described in Subsection (A)(2) may elect to defer commencement of his or her distribution under the Plan by providing the Administrator or the Administrator’s designate a written, signed statement indicating in which of the available forms the benefit will be paid and specifying the date on which the payment is to be made or commence; provided that the specified date may not be later than April 1 of the calendar year following the calendar year during which the Participant attains age 70-1/2. The statement must be provided to the Administrator or the Administrator’s designate not later than the thirtieth day (or such later date as Plan Rules may allow) after the Plan Year during which the Participant terminates employment or attains age 65, whichever is later. Plan Rules may permit a Participant to modify the election in any manner determined by the Administrator to be consistent with Code section 401(a)(14) and corresponding Treasury Regulations and the other provisions of this section.

The amendment set forth at item 1 above is effective with respect to all distributions on or after October 17, 2000. The amendments set forth at items 2 and 3 above are effective with respect to all distributions to Participants who: (a) terminate employment after December 31, 1999 or (b) terminated employment prior to January 1, 2000 and attain age 65 after December 31, 1999.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed by its duly authorized officers this 2nd day of October, 2000.

CERIDIAN CORPORATION

Attest:	/s/Ann M. Curme	By: /s/Shirley J. Hughes

	Asst. Secretary	Vice President